March 15, 2007
VIA EDGAR
John Reynolds, Esq.
Assistant Director
United States Securities and
      Exchange Commission
      Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Coconut Palm Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 File No. 333-137386 Amendment Filed February 28, 2007
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s supplemental comment letter dated March 12, 2007 regarding the Company’s Supplemental Response, dated March 12, 2007. We have also prepared responses to the Staff’s comment letter dated March 8, 2007 and also anticipate filing that letter along with the Amendment No. 4 to the Form S-4.
     Please note that for the Staff’s convenience, we have recited the Staff’s comments in bold and provided the Company’s response to the comment immediately thereafter.
General
1.	We have reviewed your response to our prior comment 1, as well as your revised Form S-4 disclosure. We continue to believe that your discussion is insufficiently detailed and fails to adequately support your conclusions. For example, you state that “Arkansas law also expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis.” However, this passage does not appear relevant as you have already submitted your vote to your shareholders. Do you mean to state that you conditioned the shareholder vote prior to its submission — if so, please state explicitly, and describe any conditions contained therein. You also state that EBC is “required to request a revote...” and that such a “revote is permitted...” but fail to identify the source of the requirement and why such revote is permissible. In crafting your response please note that we are requesting specific references to applicable provisions of the Arkansas code, etc. supporting your conclusions.

Company’s Response

We have added further detailed analysis, including the specific referenced sources under Arkansas law, to support the conclusions set forth regarding the revote on pages vi, 4, 20, 48 and 63. We have clarified the disclosure with respect to the EBC board of director’s ability to “condition” its proposal which just relates to the position of the board that given the prior material amendment to the merger agreement, the merger proposal, as amended must pass or the merger will not occur.

2.	We note that the company has added disclosure responsive to our prior comment 2 indicating that shareholders must tender their stock certificate prior to the special meeting in order to convert their shares in connection with the merger transaction. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly, please:
a.	Please provide clear disclosure throughout the prospectus regarding the additional steps which must be taken to elect conversion. This would include references in the letter to stock-holders, the cover page, etc.,

b.	Add clear disclosure explaining to shareholders the reason for requiring these additional steps and the tendering of their certificates before the meeting when there is no guarantee that conversion will occur and the basis for making this a requirement of conversion.

c.	Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an avenge investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

d.	Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion. Clarify how these fees are allocated to shareholders. Will they be charged per account, per share, etc. Clarify the percent of shares issued in the IPO that are held in “street name.”

e.	We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

f.	Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in “street name.”

g.	Provide a more detailed discussion of the steps required for holders In “street name” to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in “street name” to exercise their conversion rights.

h.	Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination. We may have further comment.

i.	Please explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target business.
Company’s Response

The Company has elected to retain the traditional SPAC approach of having stockholders hold their stock certificates through the date of the closing of the merger and then tender such certificates to the Company. Accordingly, the Company returned to its disclosure contained in Amendment No. 2 as set forth on pages xii, xiii, 5, 38, 39 and 73. We have clarified where the certificates should be delivered. Please note the Company has informed us that it will not change the stock tender procedures for conversion set forth in its registration statement.
Questions and Answers About the Proposals
3.	Please note that we do not believe that the company has appropriately calculated the fair market value of Coconut Palm’s existing shareholder interest post-closing for purposes of the 80% test. Please explain, with reference to your Form S-1 disclosure, why you elected to compute the 80% using the merged company instead of EBC as a stand-a-lone entity. Also, please clarify where you are getting the EBC equity value from.

Company’s Response

We have revised disclosure on pages xi and xii to address the Staff’s comment.
Summary
4.	Please revise your page 21 sentence we “believe[] that there has been no violation of Section 5 resulting in any material exposure...” to clarify whether you believe your financial exposure is limited as opposed to stating a belief about whether or not Section 5 was violated. In addition, please note that the EBC vote would not merely have been an “offer” but would also have been a “sale” under Rule 145 and revise your disclosure - including the page 41 risk factor, accordingly.

Company’s Response

We have revised disclosure on page 21 and 41 as requested by the Staff.

Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board
5.	We note the company’s text responsive to our prior comment; however, we believe that further discussion is warranted. In particular, we request disclosure concerning how the company determined that a 12x EBITDA multiple was appropriate — why not 8x, etc. In addition, we believe that the first full paragraph on page 84 ought to be revised to improve its clarity.

Company’s Response

We have revised disclosure on pages 82 and 83 to provide additional disclosure on how the Company determined that the EBITDA multiple it used was appropriate. We have also revised disclosure on page 83 to clarify the paragraph identified in the Staff’s comment.
We look forward to hearing back from you regarding our responses. If you have any questions, please call me at (305) 374-5600 or Scot O’Brien at (202) 824-1731.

Sincerely,
AKERMAN SENTERFITT
/s/ Stephen K. Roddenberry

cc.	Richard C. Rochon Chairman and Chief Executive Officer Coconut Palm Acquisition Corp.

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